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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*

                            Graff Pay-Per View, Inc.
_______________________________________________________________________________
                                (Name of Issuer)

                          Common Stock, Par Value $.01
_______________________________________________________________________________
                         (Title of Class of Securities)

                                  384284 10 5
_______________________________________________________________________________
                                 (CUSIP Number)

Terry Christensen, Esq.
Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP
2121 Avenue of the Stars, 18th Floor, Los Angeles, CA 90067      (310) 553-3000
_______________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 31, 1995
_______________________________________________________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages(s))



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 CUSIP NO.                             13D             PAGE OF     OF     PAGES
          ----------                                            ---    ---
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  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Spector Revocable Family Trust dated March 21, 1984
        Edward Spector, Co-Trustee, SS # ###-##-####
        Ilene Spector, Co-Trustee, SS # ###-##-####
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) /X/
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  3     SEC USE ONLY

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  4     SOURCE OF FUNDS*
          00
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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                      / /
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  6     CITIZENSHIP OR PLACE OF ORGANIZATION
          California
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                 7       SOLE VOTING POWER
  NUMBER OF    -----------------------------------------------------------------
   SHARES
 BENEFICIALLY    8       SHARED VOTING POWER
   OWNED BY                  666,000
    EACH       -----------------------------------------------------------------
  REPORTING      9       SOLE DISPOSITIVE POWER
   PERSON
    WITH       -----------------------------------------------------------------
                10       SHARED DISPOSITIVE POWER
                             666,000
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 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          666,000
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 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                     / /
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 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.82%
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 14     TYPE OF REPORTING PERSON*
          00
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!



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Item 1. Security and Issuer.

        Common Stock, Par Value $.01, Graff Pay-Per View, Inc.,
        536 Broadway, New York, NY 10012.
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Item 2. Identity and Background.

        Spector Revocable Family Trust dated March 21, 1984 (the "Trust"), is a trust formed under the laws of the State of California, the settlors and co-trustees of which are Edward M. Spector and Ilene Spector. The address of the Trust is 6349 Palomar Oaks Court, Carlsbad, CA 92009.
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Item 3. Source and Amount of Funds or Other Consideration.

        616,000 shares were acquired by the Trust on August 31, 1995 pursuant to a merger agreement (the "Merger") among the Issuer, Edward Spector, Spector Entertainment Group, Inc. ("SEG") and NEWCO SEG, Inc. in exchange for shares of common stock of SEG. An additional 50,000 shares of common stock of the issuer were acquired by the Trust on the open market and reported on Form 4 on or about April 26, 1996.
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Item 4. Purpose of Transaction.

        The transaction involved a merger of companies in related businesses. Upon consummation of the Merger, Edward Spector, a co-trustee of the Trust, became a director of the issuer and ownership of the Shares was reported pursuant to a filing on Form 3.
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Item 5. Interest in Securities of the Issuer.
        (a) Aggregate Number and Percentage of Class Beneficially Owned by Each Person Identified in Item 2:

                666,000 Shares     5.82%

        (b)     Sole/Shared Voting/Dispositive Power; Percentages of Ownership.

                Voting and dispositive power of the Shares is vested in the co-trustees, Edward and Ilene Spector - 5.82%.

        (c) Describe any transaction in the class of securities reported on that were effected during the past 60 days or since the most recent filing on Schedule 13D by the persons named in response to paragraph (a).



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                        None.
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Item 6.         Contracts, Arrangements, Understandings or Relationships
                With Respect to Securities of the Issuer.

                        None.
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Item 7.         Exhibits

                        None.
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        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Date:           November 8, 1996

Signature:      /s/ Ilene Spector

Name/Title:     Ilene Spector, Co-Trustee




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